November 26, 2008
Via Fax and EDGAR
Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Re:	Energy West, Incorporated Form 10-K for the Fiscal Year Ended June 30, 2008 Filed September 30, 2008, as amended File No. 0-14183
Dear Mr. Thompson,
On behalf of Energy West, Incorporated (Energy West), please find below Energy West’s responses to comments 3, 4 and 5 of the staff of the Securities and Exchange Commission contained in your letter to Richard M. Osborne dated November 24, 2008. The responses to these comments follow and are numbered to correspond to the numbered paragraphs in your letter.
Form 10-K for Fiscal Year Ended June 30, 2008
Item 9A(T). Controls and Procedures, page 42
3.	Please note that you are required to furnish the information required by Items 307 and 308T of Regulation S-K. Item 307 requires disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period based on the evaluation required by paragraph (b) of Exchange Act Rule 13a-15. Paragraph (a) of Item 308T requires you to provide management’s report on internal control over financial reporting as of the end of the period based on the evaluation required by paragraph (c) of Exchange Act Rule 13a-15 and paragraph (b) of Item 308T requires disclosure of any change in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15. It appears that you commingled the disclosures required by Item 307 and a portion of the disclosures required by Item 308T and did not provide management’s report on internal control over financial reporting. Please revise to clearly present the conclusions of your principal executive and principal financial officers regarding the effectiveness of
V 216.736.7215
F 216.621.6536
E cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
Cleveland and Columbus

Member of MACKRELL INTERNATIONAL An association of independent law firms disclosure controls and procedures and to provide management’s report on internal control over financial reporting. Management’s report on internal control over financial reporting should contain the information in Item 308(T)(a) of Regulation S-K. You may find the following documents helpful in complying with your reporting obligation: [citations omitted]
As we discussed yesterday, Energy West’s management performed the required assessment and concluded that internal control over financial reporting was effective as of June 30, 2008. However, management’s conclusion was inadvertently omitted from the Annual Report on Form 10-K. Energy West is concurrently filing with the Securities and Exchange Commission Amendment No. 3 on Form 10-K/A to correct this omission by including management’s complete report on internal control over financial reporting as required by Item 308T. In addition, we have revised the Item 307 disclosure to more clearly present the report of Energy West’s chief executive officer and chief financial officer regarding the effectiveness of its disclosure controls and procedures. I have attached the Item 9A(T) disclosure that we included in the amendment.
4.	We note that your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. However, the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. As a result of the failure to file management’s report on internal control over financial reporting, we believe your annual report is materially deficient and that you are not timely or current in your Exchange Act Reporting. See Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Accordingly, we believe that management should conclude that disclosure controls and procedures were not effective as of the end of the period covered by the report. Please revise the conclusion of your principal executive and financial officers to state that disclosure controls and procedures were not effective as of the end of the fiscal year.
We have revised the conclusion of Energy West’s chief executive and chief financial officers to state that Energy West’s disclosure controls and procedures were ineffective as of June 30, 2008 solely as a result of Energy West’s omission of management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2008.
5.	If you include a definition of disclosure controls and procedures in the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures or otherwise include a definition of disclosure controls and procedures in your disclosure, please include the entire definition in Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective or not effective, as applicable, at the end of the fiscal year.
We have revised the disclosure to remove the partial definition of disclosure controls and procedures.
Energy West’s written statement acknowledging responsibility for the disclosure in the Form 10-K is attached.
     As we discussed, Energy West will respond to the additional comments contained in your letter shortly. In the interim, please do not hesitate to contact me if we can provide you with any further information regarding this matter. You can reach me at 216-736-7215 or cjh@kjk.com.

Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert
cc:	Richard M. Osborne, Chief Executive Officer Thomas J. Smith, Chief Financial Officer Audit Committee of the Board of Directors Marc C. Krantz, Esq.

Attachment
Item 9A(T). Controls and Procedures, page 42
Management’s Report on Internal Control over Financial Reporting
Management of Energy West is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as that term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements. Our internal control over financial reporting is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written code of business conduct adopted by our board of directors, applicable to all of our directors and all officers and employees. In addition, our audit committee meets with our independent public accountants and management periodically to discuss internal control over financial reporting and auditing and financial reporting matters.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our internal control over financial reporting. In assessing our internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission for the “Internal Control — Integrated Framework.” Based on their evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2008. There was no change in our internal control over financial reporting in the fourth quarter of fiscal 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as that term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). At the time our Form 10-K was filed with the Securities and Exchange Commission, our chief executive officer and chief financial officer believed that our disclosure controls and procedures were effective based on their evaluation. However, subsequently we became aware that in our 10-K we inadvertently failed to report management’s assessment of the effectiveness of our internal control over financial reporting as of June 30, 2008. We have included the missing assessment in this Amendment No. 3 on Form 10-K/A. Solely as a result of this omission, our chief executive officer and chief financial officer based on their evaluation have now concluded that our disclosure controls and procedures were ineffective as of June 30, 2008.
We have improved our disclosure controls and procedures to ensure that our periodic and current reports comply with the requirements of the rules and regulations under the Securities Exchange Act of 1934, as amended.
Attestation Report of Independent Registered Public Accounting Firm
This amended annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report on internal control over financial reporting in our annual report.

PO BOX 2229, GREAT FALLS, MT 59403-2229
November 26, 2008
Via EDGAR and Fax
Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Re:	Energy West Incorporated Form 10-K for Fiscal Year Ended June 30, 2008 Filed September 30, 2008, as amended File No. 0-14183
Dear Mr. Thompson,
Pursuant to the request of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Richard M. Osborne dated November 24, 2008, please find below the acknowledgment of Energy West, Incorporated (the “Company”).
On behalf of the Company, I acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filings with the Commission; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Energy West, Incorporated
By:	/s/ Thomas J. Smith
Thomas J. Smith
Its: Chief Financial Officer